SEC 09058699 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley Forge Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Warner Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow (610) 687-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One South Market Square (Address) Harrisburg (City) PA (State) 17101 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 27 2009
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nicole Zito, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 27, 2009
Member, Pennsylvania Association of Notaries

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in shareholder's equity, changes in subordinated borrowings, and of cash flows present fairly, in all material respects, the financial position of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. (the "Parent"). As disclosed in the notes to the consolidated financial statements, the Company has transactions and relationships with affiliated companies. As such, the financial position of the Company is not necessarily indicative of that which would have been had the Company operated independently.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 9,195,780	$ 2,238,692
Restricted cash	50,203	82,315
Total cash and cash equivalents	9,245,983	2,321,007
Investment advisory fees receivable	2,550,131	3,885,034
Other receivable	-	156,072
Commissions receivable	110,133	218,074
Marketable securities, at market value	2,408,250	5,076,194
Prepaid expenses and other assets	1,765,211	1,233,803
Furniture and equipment, at cost, less accumulated depreciation of $326,752 and $308,215, respectively	149,181	180,079
Goodwill	19,801,138	19,801,138
Customer intangible, net of accumulated amortization of $1,036,062 and $609,718, respectively	3,279,169	3,772,953
Total assets	$ 39,309,196	$ 36,644,354
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 4,388,025	$ 2,658,458
Investment advisory fees payable	419,400	1,085,200
Income tax payable	-	158,962
Deferred tax liability, net	2,473,848	2,368,581
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	22,281,273	21,271,201
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	14,290,034	11,777,802
Retained earnings	2,737,888	3,595,350
Total shareholder's equity	17,027,923	15,373,153
Total liabilities and shareholder's equity	$ 39,309,196	$ 36,644,354

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Investment advisory fees	$ 12,862,607	$ 15,950,586
Commissions	2,383,466	3,237,373
Principal trades	39,658	23,504
Interest and dividends	169,003	350,682
Other income	1,663,965	1,736,375
Total revenues	17,118,699	21,298,520
Expenses		
Employee compensation and benefits	5,625,621	6,024,669
Commissions	212,267	249,658
Regulatory fees and expenses	126,110	106,344
Consulting and professional expenses	3,460,958	5,033,412
Communications and data processing expenses	350,607	330,152
Occupancy expenses	425,880	552,534
Interest expense	1,500,000	1,500,000
Other expenses	3,468,105	1,117,410
Total expenses	15,169,548	14,914,179
Income before provision for income taxes	1,949,151	6,384,341
Provision for income taxes	806,613	2,727,107
Net income	$ 1,142,538	$ 3,657,234

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Shareholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2006	100	$ 1	$ 8,382,564	$ 3,438,116	$ 11,820,681
Net income	-	-	-	3,657,234	3,657,234
Contribution from Parent of Widmann Siff & Co., Inc.	-	-	3,340,765	-	3,340,765
Contribution from Parent related to tax sharing agreement	-	-	54,473	-	54,473
Cash dividends	-	-	-	(3,500,000)	(3,500,000)
Balance as of December 31, 2007	100	1	11,777,802	3,595,350	15,373,153
Net income	-	-	-	1,142,538	1,142,538
Cash contribution from Parent	-	-	2,000,000	-	2,000,000
Contribution from Parent related to tax sharing agreement	-	-	512,232	-	512,232
Cash dividends	-	-	-	(2,000,000)	(2,000,000)
Balance as of December 31, 2008	100	$ 1	$ 14,290,034	$ 2,737,888	$ 17,027,923

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2008 and 2007

Subordinated borrowings at December 31, 2006	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2007	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2008	$ 15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 1,142,538	$ 3,657,234
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	457,529	309,608
Increase in deferred tax liability, net	105,267	381,651
(Increase) decrease in operating assets		
Investment advisory fees receivable	1,334,904	48,776
Commissions receivable	107,941	(74,099)
Other receivable	156,072	(156,072)
Marketable securities	2,667,944	831,061
Prepaid expenses and other assets	(590,833)	(90,860)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	1,729,567	(29,772)
Investment advisory fee payable	(665,800)	20,200
Income tax payable	353,270	(361,940)
Net cash provided by operating activities	6,798,399	4,535,787
Cash flows from investing activities		
Change in restricted cash	32,112	(27,427)
Purchases of furniture and equipment	(14,464)	(12,585)
Proceeds from sale of Tyler Wealth Counselors	141,041	-
Acquisitions, net of cash acquired	-	215,932
Net cash provided by investing activities	158,689	175,920
Cash flows from financing activities		
Cash received from Parent	2,000,000	-
Cash dividends paid to Parent	(2,000,000)	(3,500,000)
Net cash used in financing activities	-	(3,500,000)
Increase in cash and cash equivalents	6,957,088	1,211,707
Cash and cash equivalents		
Cash and cash equivalents at January 1	2,238,692	1,026,985
Cash and cash equivalents at December 31	$ 9,195,780	$ 2,238,692
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 982,463	$ 2,797,927
Interest expense	$ 1,500,000	$ 1,500,000
Supplemental schedule of noncash activities		
Contribution of subsidiary from Parent	$ -	$ 3,340,765
Contribution of tax benefits from Parent	$ 512,232	$ 54,473

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Valley Forge Asset Management Corp. (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired the Company.

On June 10, 2004, the Parent acquired Patriot Bank Corp., a financial services firm headquartered in Pottstown, Pennsylvania. The transaction included Patriot Advisors, Inc. and Tyler Wealth Counselors ("Tyler"), which were wholly owned subsidiaries of Patriot Bank Corp. On June 10 and August 31, 2004, the Parent transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company as subsidiaries. Patriot Advisors merged into the Company on January 1, 2005. Patriot Advisors was registered with the SEC until its merger with the Company in January 2005.

On February 1, 2005, the Parent acquired Brandywine Benefits Corporation ("BBC"), which specialized in consulting and administration of retirement benefit plans. The Parent transferred BBC to the Company as a subsidiary effective February 1, 2005.

On August 1, 2007, the Parent acquired Widmann & Siff & Co., Inc. ("Widmann") a broker-dealer and investment advisor. On August 1, 2007, the Parent transferred Widmann to the Company as a subsidiary. Widmann merged into the Company on December 1, 2008. Widmann was registered with the SEC until December 2008 and a member of FINRA until May 2008 when it discontinued its brokerage operation.

On January 25, 2008, the Company sold Tyler in accordance with a Purchase Agreement effective January 14, 2008 between the Company and SWS Investment Services, LLC, ("SWS") an affiliate of the Parent. The Agreement was to sell certain assets, tangible and intangible, less certain assumed liabilities to SWS. Tyler was registered with the SEC until January 2007 and was a state registered investment adviser from January 2007 until its sale to SWS.

2. Summary of Significant Accounting Policies

Method of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional investment advisory fees and commissions on customer trades. Investment advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commission revenue and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Restricted Cash
Restricted cash is cash that is restricted under the Company's agreement with its clearing broker-dealer.

Marketable Securities
The Company's marketable securities are classified as "trading securities." Trading securities, consisting of equity securities and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in other income. The cost of securities sold is determined using the specific identification method.

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on a straight-line basis. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2008 and 2007 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense, in the amounts of $31,185 and $38,317, was incurred for the years ended December 31, 2008 and 2007, respectively.

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable from both individual and institutional customers. Investment advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Customer Intangible
The Company follows FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized over their useful lives, which is further detailed in Note 4.

The Parent tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. The annual goodwill impairment test, which requires significant judgment and analysis, was performed as of May 31, 2008, and there was no impairment.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements either at fair value or amounts which approximate fair value, with the exception of the Company's subordinated note with its Parent, which is carried at historical cost.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes*. This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Accounting Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with its principal bank, Susquehanna Bank, which is an affiliated bank of its Parent. The Company has not required collateral for its accounts receivable.

Reclassifications
Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to current year presentation.

Sale of Tyler Wealth Counselors
Effective January 14, 2008, the Company sold Tyler, a state registered investment advisor, to SWS, an affiliate of the Parent.

The sale price of the assets was determined based on their respective carrying balance. As such, no gain or loss was recognized on the sale.

The sale price is based on the fair market value of the assets as of January 14, 2008 and includes the following:

Prepaid pension	$ 57,459
Equipment, net	14,176
Other assets	1,966
Customer intangible	67,440
	$ 141,041

3. Marketable Securities Owned

At December 31, 2008 and 2007, the Company's marketable trading securities were recorded at their fair value of $2,408,250 and $5,076,194, respectively. These securities had a cost basis of $2,410,764 and $5,076,277, respectively, and were comprised primarily of commercial paper.

4. Goodwill and Customer Intangible

On February 3, 2007, the Company reached a Comprehensive Agreement with the former principals of BBC in which the principals will no longer have any affiliation with the Company. Pursuant to the original Purchase Agreement dated February 1, 2005 and confirmed in the Comprehensive Agreement, payments totaling $2 million will be made to the principals in annual installments through 2010. The terms of the original Purchase Agreement did not require the former principals to be employed to receive the additional payments. Accordingly, the payments are accounted for as goodwill by the Company. During 2007, the Company recognized an additional $1,172,455 in goodwill which represented the remaining amounts due under the agreement. The difference between the payments totaling $2 million and the additional goodwill recorded in 2007 is related to amounts recorded in goodwill in previous periods and paid out in 2007.

On August 1, 2007, the Parent transferred Widmann to the Company. The transfer included goodwill of $736,369 and a customer intangible valued at $2,452,370 being amortized over 15 years.

Goodwill at January 1, 2007	$ 17,892,314
Additional goodwill related to the settlement with former owners of BBC	1,172,455
Goodwill acquired through transfer of Widmann to the Company	736,369
Goodwill at December 31, 2007	19,801,138
Additional goodwill related to the earnings based contingent earn out	-
Goodwill at December 31, 2008	$ 19,801,138

The Company recognized amortization expense of $426,344 and $256,839, respectively, for the years ended December 31, 2008 and 2007.

Balance, net of accumulated amortization December 31, 2006	$ 1,577,422
Amortization	(256,839)
Customer list intangible related to purchase of Widmann	2,452,370
Balance, net of accumulated amortization December 31, 2007	3,772,953
Amortization	(426,344)
Sale of customer list intangible to SWS	(67,440)
Balance, net of accumulated amortization December 31, 2008	$ 3,279,169

Estimated amortization expense for the year ended December 31	
2009	$ 403,596
2010	$ 381,917
2011	$ 360,239
2012	$ 338,560
2013	$ 316,882
Subsequent years	$ 1,477,975

5. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. The borrowing was approved by FINRA, formerly known as the NASD, and bears interest at a rate of 10% per annum. The note matures May 31, 2013. The subordinated note is available in computing net capital under the SEC's uniform net capital rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Current		
Federal	$ 570,770	$ 1,678,363
State	130,576	667,094
Total current	701,346	2,345,457
Deferred		
Federal	86,476	316,488
State	18,791	65,162
Total deferred	105,267	381,650
Total provision for income taxes	$ 806,613	$ 2,727,107

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2008	2007
Tax on pre-tax income at statutory Federal rate	$ 682,203	$ 2,237,209
State tax provision	104,481	456,958
Other	19,929	32,940
	$ 806,613	$ 2,727,107

The components of the net deferred taxes as of December 31 were as follows:

	2008	2007
Deferred tax assets		
Post-retirement benefits	$ 67,896	$ 53,071
Customer list amortization	-	109,518
State net operating losses	-	34,729
Other assets	24,630	-
Total deferred tax assets	92,526	197,318
Deferred tax liabilities		
Deferred compensation	1,874,779	1,872,862
Goodwill amortization	304,849	250,127
Prepaid pension expense	383,583	407,032
Other liabilities	3,163	1,149
Total deferred tax liabilities	2,566,374	2,531,170
Valuation allowance	-	34,729
Deferred tax liability, net	$ 2,473,848	$ 2,368,581

The Company files a consolidated federal tax return with the Parent and the Parent's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse the Parent for any tax expense recorded on a separate company basis. The amount of tax-related balances (due from)/due to the Parent was ($223,193) and $89,520 at December 31, 2008 and 2007, respectively. In conjunction with the tax sharing arrangement, the Parent contributed $512,232 and $54,473 in additional paid-in capital in 2008 and 2007, respectively.

7. Benefits Plan

The Parent maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by the Parent. Contributions to the Parent's savings plan, which are included in employee compensation and benefits expense, amounted to $117,374 and $113,948 for the years ended December 31, 2008 and 2007, respectively.

Employees of the Company are covered under the Parent's noncontributory pension plan. Retirees of the Company are covered under the Parent's life insurance and medical benefits plan. For the years ending December 31, 2008 and 2007, the Company contributed $0 to the Parent's pension plan. For the years ending December 31, 2008 and 2007, respectively, the Company had other postretirement benefits expenses of $35,455 and $27,395 for other benefits.

8. Lease Commitments

The Company's headquarters is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. Additional office space is also leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments	Related Party Commitments	Total Lease Commitments
2009	$ 413,245	$ 40,455	$ 453,700
2010	273,331	15,393	288,724
2011	133,800	2,338	136,138
2012	22,341	-	22,341
2013	-	-	-
	$ 842,717	$ 58,186	$ 900,903

Rent expense paid to related parties for office space and equipment was $119,724 and $3,040, respectively, for the year ended December 31, 2008, and $119,724 and $2,280, respectively, for the year ended December 31, 2007. Total rent expense for office space and equipment was $519,499 and $27,803, respectively, for the year ended December 31, 2008 and $511,220 and $29,954, respectively, for the year ended December 31, 2007.

9. Related Party Transactions

See Note 5 for information on the subordinated borrowings with the Parent. Total interest expense from related party borrowings amounted to $1,500,000 for each of the years ended December 31, 2008 and 2007. See Note 8 for information on related party lease agreements.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the consolidated statements of income.

Additionally, the Company maintains accounts with Susquehanna Bank, an affiliate of the Parent. These deposits amounted to $820,425 and $1,210,486 at December 31, 2008 and 2007, respectively.

The Company is a wholly owned subsidiary of the Parent. As such, the statements of financial condition and statements of income may not necessarily be indicative of the financial position and operations that would have existed had the Company operated as an unaffiliated corporation.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,656,898, which exceeded the minimum net capital requirement by $3,406,898. The Company's ratio of aggregate indebtedness to net capital was .98 to 1 at December 31, 2008.

11. Concentration of Risk Due to Key Customer

The Company's principal customers are institutional funds, the largest of which accounted for approximately 8.9% and 7.6% of its assets under management and investment advisory fees receivable, respectively, as of December 31, 2008.

In June 2008, the Company lost approximately 34% and 16% of its assets under management and annual net investment advisory fees, respectively, as a result of its two largest institutional clients decision to manage their fixed income portfolios internally and to reduce exposure to equities. Net investment advisory fees include fees paid to third parties for solicitation and marketing services.

12. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. The Company has evaluated this indemnification and determined that there is no contingent liability required to be recorded at December 31, 2008 and 2007.

On September 16, 2008, The Reserve publicly disclosed that a money market fund it manages, The Primary Fund, had its net asset value drop from $1.00 to $0.97 per share. The Company initiated a redemption request for its clients' assets invested in The Primary Fund following this announcement which was processed by The Reserve on September 19, 2008. Since that time, the Securities and Exchange Commission has granted an order, requested by The Reserve, to suspend all redemption requests for The Primary Fund and to allow for the postponement of redemption payments, temporarily leaving retail investors without access to their short-term cash. Based upon information from The Reserve, the Company believes that The Primary Fund's net asset value upon an orderly liquidation will be approximately $0.97 per share. Should customers receive less than $1.00 per share from The Primary Fund upon liquidation, the Company has committed up to $2.1 million to mitigate losses of customers of the Company who held positions in The Primary Fund. The contingent liability is recognized in accounts payable, accrued expenses, and other liabilities and the associated expense is recorded in other expenses.

13. Fair Value Disclosures

Effective January 1, 2008, the Company adopted FAS No. 157, *Fair Value Measurements* and FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* At December 31, 2008, the Company had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the Company's valuation methodologies for assets carried at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at reporting date.

Marketable Securities
Where other than quoted prices are available in an active market, securities are classified in Level 2 of the valuation hierarchy. Securities in Level 2 are exchange-traded equities and commercial paper. At December 31, 2008, there were no Level 1 or Level 3 assets. Additionally, there were no Level 3 assets at the effective date of the adoption of FAS No. 157.

Assets Measured at Fair Value on a Recurring Basis
The following table presents the financial instruments carried at fair value at December 31, 2008, on the consolidated balance sheet and by FAS No. 157 valuation hierarchy.

		Fair Value Measurements at Reporting Date Using		
Description	**December 31, 2008**	**Quoted Prices in Active Markets for Identical Instruments (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Marketable securities	$ 2,408,250	$ -	$ 2,408,250	$ -

FAS No. 157 fair value measurement implementation for nonfinancial assets including goodwill and identifiable intangibles with balances $19,801,138 and $3,279,169, respectively, at December 31, 2008, have been delayed until January 1, 2009 in accordance with FSP No. FAS 157-2.

FAS No. 107, *Disclosures about Fair Value of Financial Instruments*
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Marketable securities
Refer to the above discussion on securities.

Subordinated borrowings from parent
Fair values were based upon discounted cash flows of the instrument.

The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

	2008		2007	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets				
Cash and cash equivalents	$ 9,245,983	$ 9,245,983	$ 2,321,007	$ 2,321,007
Investment securities	2,408,250	2,408,250	5,076,194	5,076,194
Financial liabilities				
Subordinated borrowings from parent	15,000,000	14,079,680	15,000,000	13,684,002

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2008

Schedule I

Net capital and allowable subordinated borrowings	
Total stockholder's equity	$ 17,027,923
Allowable subordinated borrowings	15,000,000
Total capital and allowable subordinated borrowings	32,027,923
Less nonallowable assets	
Unsecured receivables	2,089,594
Deposits/restricted cash	389,467
Accounts receivable - miscellaneous	14,189
Prepaid expenses and other assets	2,040,970
Furniture and equipment, net	116,669
Investment in subsidiaries	5,469,651
Goodwill	15,641,042
Customer intangible, net	2,299,402
Fidelity bond deductible provision	270,000
Total deductions and other charges	28,330,984
Net capital before hair-cut on securities	3,696,939
Less hair-cuts on securities owned	
Evergreen fund (2%)	40,041
Total haircuts	40,041
Net capital	3,656,898
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $250,000	250,000
Excess net capital	$ 3,406,898
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 3,171,760
Investment advisory fees payable	419,400
Total aggregate indebtedness	$ 3,591,160
Ratio of aggregate indebtedness to net capital	.98

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Computation of Net Capital and Aggregate Indebtedness

Pursuant to SEC Rule 15c3-1

December 31, 2008

Schedule I

Reconciliation with FOCUS Report, Pursuant to Paragraph (d)(4) of Rule 17a-5

At December 31, 2008, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

Net capital per unaudited schedule		$ 3,708,130
Adjustments		
Retained earnings	58,528	
Nonallowable assets	(109,760)	
Total adjustments		(51,232)
		$ 3,656,898

The difference is due to the treatment of taxes.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidating Statement of Financial Condition
December 31, 2008

Schedule II

	VFAM	Brandywine Benefits	Eliminations	Consolidated VFAM
Assets				
Cash and cash equivalents	$ 7,799,397	$ 1,396,383	$ -	$ 9,195,780
Restricted cash	50,203	-	-	50,203
Investment advisory fees receivable	2,423,922	126,209	-	2,550,131
Commissions receivable	110,133	-	-	110,133
Marketable securities, at market value	1,997,380	410,870	-	2,408,250
Prepaid expenses and other assets	2,040,970	67,722	(343,481)	1,765,211
Furniture and equipment, at cost, less accumulated depreciation of $326,752	116,669	32,512	-	149,181
Investment in subsidiaries	5,469,651	-	(5,469,651)	-
Goodwill	15,641,042	4,160,096	-	19,801,138
Customer intangible, net of accumulated amortization of $1,036,062	2,299,402	979,767	-	3,279,169
Total assets	$ 37,948,769	$ 7,173,559	$ (5,813,132)	$ 39,309,196
Liabilities and Stockholders' Equity				
Liabilities				
Accounts payable, accrued expenses and other liabilities	$ 3,171,760	$ 1,216,265	$ -	$ 4,388,025
Investment advisory fees payable	419,400	-	-	419,400
Income tax payable	-	343,481	(343,481)	-
Deferred tax liability	2,329,686	144,162	-	2,473,848
Subordinated borrowings from Parent	15,000,000	-	-	15,000,000
Total liabilities	20,920,846	1,703,908	(343,481)	22,281,273
Stockholders' equity				
Common stock, $.01 and no par value, and 100 and 15,000,000 share authorized, respectively, and 100 and 13,324,640 issued and outstanding, respectively	1	200	(200)	1
Additional paid-in capital	14,290,034	4,077,345	(4,077,345)	14,290,034
Retained earnings	2,737,888	1,392,106	(1,392,106)	2,737,888
Total stockholders' equity	17,027,923	5,469,651	(5,469,651)	17,027,923
Total liabilities and stockholders' equity	$ 37,948,769	$ 7,173,559	$ (5,813,132)	$ 39,309,196

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2008 **Schedule III**

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2008.

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In planning and performing our audit of the consolidated financial statements of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance in such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies; that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our aforementioned study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Consolidated Financial Statements and Supplemental Schedules
December 31, 2008 and 2007